SECURITIES AND EXCHANGE COMMISSION
Washington D.C.  20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2016

PRANA BIOTECHNOLOGY LIMITED
(Name of Registrant)

Level 2, 369 Royal Parade, Parkville, Victoria 3052 Australia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

This Form 6-K is being incorporated by reference into the Registrant’s Registration Statements on Form F-3 (File No. 333-199783) and Form S-8 (File No. 333-153669).

PRANA BIOTECHNOLOGY LIMITED
(a development stage enterprise)

On October 13, 2016, Prana Biotechnology Limited (the “Company”) entered into an At Market Issuance Sales Agreement  with FBR Capital Markets & Co. (“FBR”), and JonesTrading Institutional Services LLC, (“JonesTrading”), each of FBR and JonesTrading, individually, (an “Agent”) and collectively, (the “Agents”), for an “at the market offering” program under which the Company from time to time may sell up to an aggregate of $44,460,787 of ordinary shares (the “Shares”), represented by American Depositary Shares (the “ADSs”).

Subject to the terms and conditions of the Agreement, the Agents will use their commercially reasonable efforts to sell the ADSs from time to time, based upon the Company’s instructions. The Company has provided the Agents with customary indemnification rights and the Agents will be entitled to a commission at a fixed commission rate of up to 3.0% of the gross sales price per shares sold.

Sales of the ADSs, if any, under the Agreement may be made in transactions that are deemed to be “at the market offerings” as defined in Rule 415 under the Securities Act of 1933, as amended, including sales made by means of ordinary brokers’ transactions, including on the NASDAQ Capital Market, at market prices or as otherwise agreed with the Agent. The Company has no obligation to sell any of the ADSs, and may at any time suspend offers under the Agreement or terminate the Agreement.

The Shares will be issued pursuant to the Company’s previously filed and effective Registration Statement on Form F-3 (File No. 333-199783). On November 3, 2014, the Company filed a base Prospectus and on October 13, 2016, the Company filed a Prospectus Supplement relating to the offering with the Securities and Exchange Commission. This Report shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the Shares or the ADSs in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

The At Market Issuance Sales Agreement is filed as Exhibit 1.1 to this Report. The description of the Agreement does not purport to be complete and is qualified in its entirety by reference to the Agreement filed herewith as an exhibit to this Report.

Exhibits

1.1	At Market Issuance Sales Agreement dated October 13, 2016 among Prana Biotechnology Limited, FBR Capital Markets & Co. and JonesTrading Institutional Services LLC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Prana Biotechnology Limited

/s/ Geoffrey P. Kempler
By: Geoffrey P. Kempler
Chief Executive Officer

Date: October 13, 2016

EXHIBIT INDEX

Exhibit No.	Description

1.1	At Market Issuance Sales Agreement dated October 13, 2016 among Prana Biotechnology Limited, FBR Capital Markets & Co. and JonesTrading Institutional Services LLC.